Exhibit 99.6

NICE inContact CXone Takes Gold in Contact Center World Awards
 for Best Technology Innovation

CXone Wins Top Ranking Performers Award for Best Live Agent Support Solution

Salt Lake City, June 13, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, won gold in Contact Center World’s Top Ranking Performers Global Awards. CXone placed first in the Best Technology Innovation Award Vendor – Live Agent Support Solution category, which recognizes companies that demonstrate a technology solution that supports and enhances contact center agents’ performance by providing assistance before, during and/or after customer contact.

According to the NICE inContact CX Transformation Benchmark Study, agent-assisted digital channel usage is up significantly – among U.S.-based consumers the use of email doubled and online chat tripled while text grew ten-fold between 2017 and 2018. With today’s consumers expecting the ability to communicate with companies anytime, anywhere, with any device, contact center agents need the right tools that can support these demands. CXone, a digital-first omnichannel solution, supports more than 30 channels, empowering contact center agents to provide quick and efficient resolutions for customers – no matter the channel.

“As the front-line team fielding consumer interactions, there's a lot of pressure on contact center agents to deliver seamless, consistently engaging interactions. One bad customer experience can lose a customer for good,” said Paul Jarman, CEO of NICE inContact. “With its omnichannel, digital-first approach, CXone enables agents to know each customer’s journey and to personalize the experience across all channels, win every interaction and earn lifelong loyalty. This recognition by Contact Center World further validates CXone as a forward-looking, innovative technology that’s disrupting the customer experience journey.”

The Top Ranking Performers Best Technology Innovation Award follows several prestigious recognitions for CXone, including a Silver Stevie Award, 2018 Customer Experience Innovation Award, 2019 BIG Innovation Award and multiple leading industry analyst firms recognizing CXone and NICE inContact.

“We are thrilled to recognize NICE inContact CXone for the 2019 Best Technology Innovation Award – Live Agent Support Solution from ContactCenterWorld.com,” said Raj Wadhwani, President of Contact Center World. “As the world’s largest association for the contact center industry, we are pleased to recognize CXone for this award as it provides a seamless omnichannel customer experience and empowers contact center agents with the right tools to make each and every interaction great. NICE inContact is the first organization in the Americas to win this prestigious annual award which is part of our Global Awards Program now in its 14th year.”

NICE inContact CXone is the leading cloud customer experience platform. CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform.

The ContactCenterWorld.com Global Awards Program, now in its 14th year, recognizes the industry’s best professionals, teams and companies. The best of the best compete for world class performer medals, benchmark, learn and share at Master Class conference sessions that accompany the Top Ranking Performers Conference.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.